J.P. MORGAN SECURITIES LLC 383 Madison Avenue New York, NY 10179	DEUTSCHE BANK SECURITIES INC. 60 Wall Street New York, NY 10005

June 26, 2015

Re:                             TELADOC, INC.
Registration Statement on Form
S-1 Registration File No. 333-204577

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Jeffrey P. Riedler, Assistant Director

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that approximately 5,500 copies of the Preliminary Prospectus issued June 18, 2015 and included in the Registration Statement on Form S-1, as filed on May 29, 2015 and as amended by Amendments No. 1 to 3 thereto, were distributed during the period from June 18, 2015 through the date hereof to prospective underwriters, dealers, institutions and others.

Each of the undersigned advises that it has complied and will continue to comply, and we have been informed by the other participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of TELADOC, INC. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:00 p.m. Eastern Time on June 30, 2015, or as soon thereafter as practicable.

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Very truly yours,

J.P. Morgan Securities LLC
Deutsche Bank Securities Inc.

Acting severally on behalf of themselves and the several Underwriters

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name:	David Ke
Title:	Vice President

By:	DEUTSCHE BANK SECURITIES INC.

By:	/s/ Joseph P. Coleman
Name:	Joseph P. Coleman
Title:	Managing Director

By:	/s/ Mark Schwartz
Name:	Mark Schwartz
Title:	Managing Director

[Signature Page to Acceleration Request]